

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Yongyi Zhang
Chief Financial Officer
Cango Inc.
8F, New Bund Oriental Plaza II
556 West Haiyang Road , Pudong New Area
Shanghai 200124
People's Republic of China

   Re: Cango Inc.
    Form 20-F filed on April 26, 2023
    File No. 001-38590

Dear Yongyi Zhang :

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology